UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: **July and August 2007**

Commission File Number: **000-29208**

ARRIS RESOURCES INC.

(Translation of registrant's name into English)

1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[x] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [x]

EXHIBITS

99.1   Management information circular – May 15, 2007

99.2   Form of Proxy – May 15, 2007

99.3   Interim financial statements – May 30, 2007

99.4   Material change report – July 18, 2007

99.5   News release – August 1, 2007

99.6   Material change report – August 1, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

Date: August 15, 2007

By: *"Curt Huber"*

Curt Huber

Title: President

BASSET VENTURES INC.

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 7, 2007.

This Information Circular is being mailed by the management of Bassett Ventures Inc. ("BASSETT" or the "Company") to everyone who was a shareholder of record on May 7, 2007, which is the date that has been fixed by the directors of Bassett as the record date to determine the shareholders who are entitled to receive notice of the meeting.

Bassett is mailing this Information Circular in connection with the solicitation of proxies by and on behalf of Bassett's management for use at the annual general meeting (the "Meeting") of the shareholders that is to be held on Thursday, Jun 7, 2007 at 10:00 a.m. (Vancouver time) at 1255 West Pender Street, Vancouver, British Columbia. The solicitation of proxies will be primarily by mail. Certain employees or directors of Bassett may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Bassett.

Details of the time and place of the Meeting are contained in the Notice of Meeting that accompanies this Information Circular.

Under Bassett's Articles, one shareholder must be present in person or by proxy and entitled to vote at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Meeting will be rescheduled.

PART 1 - VOTING

HOW A VOTE IS PASSED?

All matters that will come to a vote at the Meeting, as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast are in favour, then the resolution is approved.

WHO CAN VOTE?

If you are a registered shareholder of Basset as at May 7, 2007, you are entitled to notice of and to attend at the Meeting and cast a vote for each share registered in your name on all resolutions put before the Meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf, but documentation indicating such officer's authority should be presented at the Meeting. If you are a registered shareholder but do not wish to, or cannot, attend the Meeting in person you can appoint someone who will attend the Meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting By Proxy" below). If your shares are registered in the name of a "nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Non-registered Shareholders" set out below.

It is important that your shares be represented at the Meeting regardless of the number of shares you hold. If you will not be attending the Meeting in person, please complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not come to the Meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy to Bassett's transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Facsimile: 604-689-8144) not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

What Is A Proxy?

A form of proxy is a document that authorizes someone to attend the Meeting and cast your votes for you. A form of proxy is enclosed with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing A Proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the Meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy will be deemed to be appointed to act as your proxyholder. Such persons are directors and/or officers of Bassett (the "**Management Proxyholders**").

Instructing Your Proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the Meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the Management Proxyholders as your proxyholder, they will, unless you give contrary instructions, vote your shares at the Meeting as follows:

- ✓ FOR the election of the proposed nominees as directors;

- ✓ FOR the ratification of UHY LDMB Advisors Inc., Chartered Accountants, as the auditors of the Company;

- ✓ FOR the resolution to consolidate the issued and outstanding share capital of the Company at a ratio of five old shares for each new share; and

- ✓ FOR the resolution to change the name of the Company from Bassett Ventures Inc. to Arris Resources Inc.

For more information about these matters, see Part 3 – The Business of the Meeting. **The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting**. At the time of printing this Information Circular, the management of Bassett is not aware of any other matter to be presented for action at the Meeting. If, however, other matters do properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the Meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to Bassett at 1255 West Pender Street, Vancouver, B.C., V6E 2V1; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the Meeting, or any adjournment thereof, or delivered to the person presiding at the Meeting before it (or any adjournment) commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the Meeting in person. **Only registered shareholders may revoke a proxy. If your shares are not registered in your own name and you wish to change your vote, you must, at least 7 days before the Meeting, arrange for your nominee to revoke your proxy on your behalf (see below under "Non-Registered Shareholders").**

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they are likely held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, **it is most important that you comply strictly with the**

instructions that have been given to you by your nominee on the voting instruction form. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, we will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the Meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the Meeting in person.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of Bassett consists of an unlimited number of common shares. At the close of business on May 7, 2007, 10,216,843 common shares were outstanding. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 7, 2007, the date fixed by the Board of Directors as the record date for determining who is entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and officers of Bassett, based on a review of the registered shareholder list and publicly filed insider reports (as filed on SEDI), there were no owners or persons beneficially owning, directly or indirectly, or exercising control or direction over 10% or more of the common shares as at May 7, 2007.

PART 3 - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

The audited financial statements of Bassett for the year ended December 31, 2006, will be placed before you at the Meeting. Shareholders who have previously requested a copy our financial statements and related management discussion and analysis (MD&A) for our year ended December 31, 2006 will receive copy by mail or if eligible, by e-mail. Shareholders can request a copy of our future financial statements and MD&A by completing our supplemental request card which is accompanies the Notice of Meeting and this Information Circular. Shareholders can also view these documents at www.sedar.com.

ELECTION OF DIRECTORS

Directors of Bassett are elected for a term of one year. The term of office of each of the existing directors will expire at the Meeting, and each of the nominees, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time. Under Bassett's Articles and pursuant to the *Business Corporations Act* (British Columbia), the number of directors cannot be fewer than 3. Bassett currently has four directors.

The following are the nominees proposed for election as directors of Bassett together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee. Each of the nominees has agreed to stand for election and management of the Company is not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the Meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name, Residence and Present Position with the Company	Principal occupation [1]	Director since	Number of shares[1]	Number of options / warrants
Curt Huber Vancouver, B.C. *President, and Director*	Corporate Consultant for the past 20 years, in the Mining, Oil & Gas and Technology sectors	April 19, 2007	NIL	NIL

Name, Residence and Present Position with the Company	Principal occupation [1]	Director since	Number of shares[1]	Number of options / warrants
Parmjeet Johal [2] North Vancouver, B.C. *Director*	Independent businessman, owner of a pharmacy	June 29, 2006	NIL	NIL
Harpreet Janda [2] Richmond, BC *Chief Financial Officer, Secretary and Director*	Account executive with Purolator Courier	May 26, 2006	NIL	NIL
Tajinderjit Johal [2] Surrey, BC *Director*	Independent Businessman, Director of a sporting goods company	June 29, 2006	NIL	NIL

NOTES:

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished be the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last Annual General Meeting have held the principal occupation or employment indicated for at least five years.

(2) Current member of the Audit Committee.

Bassett's management recommends that the shareholders vote in favour of the election of the proposed nominees as directors of Bassett for the ensuing year. **Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the nominees named in this Information Circular**.

Corporate Cease Trade Orders and Bankruptcies

No director or officer of Bassett is, or has been within the past ten years, a director or executive officer of any company (including Bassett) that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Furthermore, no director or officer of Bassett has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

RATIFICATION OF APPOINTMENT OF THE AUDITOR

During the financial year ended December 31, 2006, UHY LDMB ADVISORS Inc., Chartered Accountants, 6345 – 197 Street, Langley, British Columbia V2Y 1K8, served as the Company's auditor and has served as auditor of the Company since September 9, 2003. See Part 5 – Audit Committee – External Auditor Service Fees.

Bassett's management recommends that the shareholders vote in favour of the ratification of UHY LDMB ADVISORS Inc, Chartered Accountants, as Bassett's auditor for the past fiscal year. **Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the ratification of UHY LDMB ADVISORS Inc, Chartered Accountants as Bassett's auditor.**

NAME CHANGE AND CONSOLIDATION

Management are proposing to consolidate the issued and outstanding common shares of the Company on a five (5) current common shares for one (1) new common share and a name change from Bassett Ventures Inc. to Arris Resources Inc., subject to regulatory approvals. The share consolidation and name change are subject to the prior acceptance of the CNQ and to the Company obtaining the shareholder approval.

Consolidation

Accordingly, shareholders of the Company will be asked to approve an Ordinary Resolution as follows:

(a)   "the authorized and issued share capital of the Company, be consolidated on the basis of one (1) new share for every five (5) old shares, and

(b)   the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

Name Change

Accordingly, shareholders of the Company will be asked to approve an Ordinary Resolution, as follows:

(a)   "the Company change its name from BASSETT VENTURES INC. to ARRIS RESOURCES INC. and to amend the Articles of the Company accordingly; and

(b)   the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolution without further approval, ratification or confirmation by the shareholders."

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

Bassett has no arrangements, standard or otherwise, pursuant to which Directors are compensated by Bassett for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Bassett has a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and Directors. During the most recently completed financial year no stock options were granted, no stock options were exercised and 11,667 stock options were cancelled.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table (presented in accordance with National Instrument 51-102 ("**NI 51-102**") sets forth all annual and long term compensation for services in all capacities to Bassett during the financial year ended December 31, 2006 and in the preceding two financial years, as applicable (to the extent required by NI 51-102) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of Bassett as at December 31, 2006 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**").

Name and Principal Position	Year (period) Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[2] Payouts ($)	
Sokhie Puar[4] *President*	2006	Nil	Nil	$42,500	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$45,000	Nil	Nil	Nil	Nil
Geoffrey Dryer *President*	2004	$92,000	Nil	Nil	200,000[3]	Nil	Nil	Nil

		Annual Compensation			Long Term Compensation		
					Awards	Payouts	
Catherine M. Stauber *Chief Executive Officer*	2004	$75,000	Nil	Nil	250,000[3]	Nil	Nil	Nil
Praveen Varshney *Chief Financial Officer*	2004	$60,000	Nil	Nil	250,000[3]	Nil	Nil	Nil

NOTES:

(1) Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. ("SNJ"), the Company paid an aggregate of $45,000, being $5,000 per month to SNJ during the fiscal year ended December 31, 2005. Effective July 2005, the consulting fees were reduced to $2,500 per month. SNJ is a BC private company of which Sokhie Puar is the President.

(2) Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. ("VCC"), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003. VCC is a BC private company of which Praveen Varshney and Peeyush Varshney are directors.

(3) These numbers represent pre-consolidated shares. Options granted to Geoffrey Dryer and Catherine Stauber expired upon their resignation and are no longer outstanding.

(4) Sokhie Puar resigned as director and President on April 19, 2007.

LONG TERM INCENTIVE PLAN (LTIP) AWARDS

Bassett does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of Bassett's securities) was paid to the Named Executive Officers during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($CDN/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($CDN/Security)	Expiration Date
Sokhie Puar President	0	0	N/A	N/A	N/A

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable[2]
Sokhie Puar President	N/A	N/A	0	N/A

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2006 was $0.26.

PART 5 – AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The text of Bassett's Audit Committee Charter is attached as Appendix A to this Circular.

COMPOSITION OF AUDIT COMMITTEE

Harpreet Janda, Parmjeet Johal and Tajinderjit Johal are members of Bassett's Audit Committee. At present, two of the Audit Committee members (Tajinderjit Johal and Parmjeet Johal) are considered "independent" as that term is defined in applicable securities legislation; Harpreet Janda is not considered independent as he is a CFO of the Company.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bassett's financial statements.

RELEVANT EDUCATION AND EXPERIENCE

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.

EXTERNAL AUDITOR SERVICE FEES

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit –related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit / Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$8,000.00	$1,000.00	Nil
December 31, 2005	$27,627.00	$2,100.00	Nil

AUDIT COMMITTEE OVERSIGHT

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Bassett's Audit Committee Charter attached as Appendix A to this circular.

EXEMPTION IN SECTION 6.1 OF MI 52-110

As Bassett is a "Venture Issuer" pursuant to relevant securities legislation, the Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PART 6 – CORPORATE GOVERNANCE

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101 applicable to venture issuers, as set out in Form 58-101F2 (the "Form 58-101F2 Guidelines"). The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

BOARD OF DIRECTORS

The Board currently consists of four directors, of whom two are independent, namely Mr. Parmjeet Johal and Tajinderjit Johal. None of the independent directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company's Board, reasonably interfere with the exercise of a directors independent judgment. If management's nominees for directors are elected at the Meeting, following the Meeting the Board will consist of four directors, of whom two will be independent.

DIRECTORSHIPS

The following directors of the Company are also directors of other reporting companies, as described in the table below.

Name of director	Other reporting issuer (or equivalent in a foreign jurisdiction)
Curt Huber	Maxtech Ventures Inc.
	Ona Exploration Inc.

ORIENTATION AND CONTINUING EDUCATION

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company's history, performance and strategic plans.

ETHICAL BUSINESS CONDUCT

The Board has not adopted a formal written code of ethics. The Board is of the view that the requirements of the audit committee charter and Board members' ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

NOMINATION OF DIRECTORS

Given the size of the Board and nature of development of the Company's business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

COMPENSATION

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the Exchange and the Company's stock option plan. The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

OTHER BOARD COMMITTEES

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

ASSESSMENTS

The Board considers individual director performance assessments are not warranted, given the Company's stage of development, the directors shareholdings and the required time commitment to the affairs of the Company.

PART 7 – OTHER INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of December 31, 2006, Bassett's most recently completed financial year, the only equity compensation plan which the Company has in place is its stock option plan (the "**Plan**") which was approved by the shareholders of the Company on May 31, 2006.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	402,333	$0.96	519,351
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	**402,333**	**$0.96**	**519,351**

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No one director or executive officer, former director or executive officer, or proposed nominee for election as a Director of the Company, or any associate or affiliate of the foregoing was indebted to Bassett in the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of Bassett at any time since the beginning of Bassett's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of a beneficial ownership or otherwise in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, no proposed nominee for election as a director, and no director or executive officer of Bassett (or of a person or company that is itself an "informed person" (as defined in NI 51-102) of the Company), and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Bassett's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any

transaction with Bassett or in any proposed transaction since the beginning of the last completed financial year that has materially affected Bassett or is likely to do so.

MANAGEMENT CONTRACTS

The management functions of Bassett are performed by its directors and senior officers and it has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Bassett. See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts.

OTHER MATTERS

Management of Bassett is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain the annual financial statements and Management Discussion and Analysis, for the year ended December 31, 2006 without charge upon request to Bassett at 1255 West Pender Street, Vancouver, British Columbia, V6E 2V1 - Tel.: (604) 687-0879 Fax.: (604) 408-9301. You may also access Bassett's public disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

The Board of Directors of Bassett Ventures Inc. has approved the contents of this Information Circular and its distribution to shareholders entitled to receive notice of the Meeting.

Vancouver, British Columbia, May 10, 2007.

BASSETT VENTURES INC.

By: _____*"Curt Huber"*_____

    Curt Huber, President

BASSETT VENTURES INC.
(the "Company")

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

1.   Purpose

1.1.   The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Audit Committee's role is to:

(a)   support the Board of Directors in meeting its responsibilities to shareholders;

(b)   enhance the independence of the external auditor;

(c)   facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board of Directors;

(d)   increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.   The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.

1.3.   The Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

2.   Membership

2.1.   Each member of the Audit Committee must be a director of the Company.

2.2.   The Audit Committee will consist of at least three members, the majority of whom are neither officers nor employees of the Company or any of its affiliates.

2.3.   The members of the Audit Committee will be appointed annually by and will serve at the discretion of the Board of Directors.

3.   Authority

3.1.   In addition to all authority required to carry out the duties and responsibilities included in this charter, the Audit Committee has specific authority to:

(a)   engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities; and

(b)   communicate directly with management and any internal auditor, and with the external auditor without management involvement.

(c)   Approve interim financial statements and interim MD&A on behalf of the Board of Directors.

4.   **Duties and Responsibilities**

4.1.   The duties and responsibilities of the Audit Committee include:

(a)   recommending to the Board of Directors the external auditor to be nominated by the Board of Directors;

(b)   recommending to the Board of Directors the compensation of the external auditor;

(c)   reviewing the external auditor's audit plan, fee schedule and any related services proposals;

(d)   overseeing the work of the external auditor;

(e)   ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and will enquire if there are any sanctions imposed by the CPAB on the external auditor;

(f)   ensuring that the external auditor meets the rotation requirements for partners and staff on the Company's audits;

(g)   reviewing and discussing with management and the external auditor the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditor's written communications to the Committee and to management;

(h)   reviewing the external auditor's report, audit results and financial statements prior to approval by the Board of Directors;

(i)   reporting on and recommending to the Board of Directors the annual financial statements and the external auditor's report on those financial statements, prior to Board approval and dissemination of financial statements to shareholders and the public;

(j)   reviewing financial statements, MD&A and annual and interim earnings press releases prior to public disclosure of this information;

(k)   ensuring adequate procedures are in place for review of all public disclosure of financial information by the Company, prior to is dissemination to the public;

(l)   overseeing the adequacy of the Company's system of internal accounting controls and internal audit process obtaining from the external auditor summaries and recommendations for improvement of such internal accounting controls;

(m)   ensuring the integrity of disclosure controls and internal controls over financial reporting;

(n)   resolving disputes between management and the external auditor regarding financial reporting;

(o)   establishing procedures for:

        i.   the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practices relating thereto; and

        ii.   the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters.

(p)   reviewing and approving the Company's hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

(q)   pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company's external auditor;

(r)   overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities.

4.2.   The Audit Committee will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

5.   Meetings

5.1.   The quorum for a meeting of the Audit Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company.

5.2.   The members of the Audit Committee must elect a chair from among their number and may determine their own procedures.

5.3.   The Audit Committee may establish its own schedule that it will provide to the Board of Directors in advance.

5.4.   The external auditor is entitled to receive reasonable notice of every meeting of the Audit Committee and to attend and be heard thereat.

5.5.   A member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

5.6.   The Audit Committee will meet separately with the President and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company.

5.7.   The Audit Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.8.   The chair of the Audit Committee must convene a meeting of the Audit Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board of Directors or the shareholders.

6.   Reports

6.1.   The Audit Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors' meeting at which those recommendations are presented.

7.   Minutes

7.1.   The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

Proxy

**ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
BASSETT VENTURES INC.
(THE "COMPANY")
TO BE HELD AT 1255 WEST PENDER ST., VANCOUVER, BRITISH
COLUMBIA
ON THURSDAY JUNE 7, 2007, AT 10:00AM**

I/We being holder(s) of the Company hereby appoint:

Curt Huber, a Director of the Company, or failing this person, Edward L. Mayerhofer, solicitor for the Company, or in the place of the foregoing, *(print the name)* _____ _____ ,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: _____

DATE SIGNED: _____

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

		For	Against	Withhold
1.	To elect as Director, Curt Huber		N/A	
2.	To elect as Director, Tajinderjit S. Johal		N/A	
3.	To elect as Director, Parmjeet S. Johal		N/A	
4.	To elect as Director, Harpreet Janda		N/A	
5.	To ratify the appointment of UHY LDMB Advisors Inc. as auditors of the Company		N/A	
6.	To approve by Ordinary Resolution, with or without amendment, the consolidation of the issued and outstanding share capital of the Company at a ratio of five old shares for each new share.			N/A
7.	To approve by Ordinary Resolution, with or without amendment, the change of name of the Company from Bassett Ventures Inc. to Arris Resources Inc.			N/A
8.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

INSTRUCTIONS FOR COMPLETION OF PROXY

1**.** **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") *must be signed* **by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative,* the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4. *A holder who wishes to __attend__ the Meeting and vote on the resolutions in person* may simply register with the scrutineers before the Meeting begins.

5. *A holder who is __not able to attend__ the Meeting in person but wishes to vote on the resolutions*, may do the following:

   (a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; **OR**

   (b) *appoint another proxyholder,* who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll* of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a holder has submitted an Instrument of Proxy, *the holder may still attend the Meeting and may vote in person*. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8. **To be represented at the Meeting, proxies must be submitted no later than _forty-eight ("48") hours_, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** *To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.*

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. *Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.*

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

BASSETT VENTURES INC.

Financial Statements
(Stated in Canadian Dollars)

Three Months Ended March 31, 2007

BASSETT VENTURES INC.

Balance Sheets
March 31, 2007 and December 31, 2006
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	March 31, 2007	December 31, 2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	404,546	558,158
Oil & Gas Property (note 4)	151,800	-
Amounts receivable	429	2,906
	556,775	561,064
Equipment (note 4)	7,018	7,473
	563,793	568,537
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	159,288	157,437
	159,288	157,437
Shareholders' equity (deficiency)		
Share capital (note 7(a))	1,830,287	1,830,287
Contributed surplus (note 7(b))	670,374	670,374
Deficit	(2,096,156)	(2,089,561)
	404,505	411,100
	563,793	568,537

See accompanying notes to the financial statements

Continuance of Operations (note 1)

Approved by the Board of Directors:

"Curt Huber"   "Harpreet Janda"
_____   _____
Director   Director

BASSETT VENTURES INC.

Statements of Operations and Deficit
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	For three months ended March 31,	
	2007	**2006**
Expenses		
Administrative	3,392	-
Amortization	455	586
Bank charges	122	222
Management and consulting	-	15,000
Office	2,541	624
Professional fees	1,434	(373)
Rent	-	4,487
Trust and filing fees	4,353	1,493
Wages and benefits	29	8,008
Loss before other items:	(12,326)	(30,107)
Interest income	5,731	38
Net loss from continuing operations	(6,595)	(30,069)
Basic and diluted loss per common share	(0.00)	(0.01)
Weighted average number of common shares outstanding	9,216,843	4,216,843

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Statements of Cash Flows
(Stated in Canadian Dollars)
(Unaudited – Prepared by Management)

	For the three months ended March 31,	
	2007	2006
	$	$
Cash Provided by (Used for):		
Operating Activities		
Net loss for the year from continuing operations	(6,595)	(30,069)
Adjustment for items which do not involve cash:		
Amortization	455	586
	(6,140)	(29,483)
Changes in non-cash working capital components:		
Amounts receivable	2,477	6,923
Accounts payable and accrued liabilities	1,851	23,375
	(1,812)	851
Investing Activities		
Purchase of equipment	-	(2,841)
Short-term investments	(151,800)	-
Financing Activities		
Common shares issued for cash, net of issue costs	-	(3,091)
Increase (decrease) in cash and cash equivalents from continuing operations	(153,612)	(5,117)
Cash and cash equivalents from continued operations, beginning of year	558,158	17,163
Cash and cash equivalents, end of year	404,546	12,046

See accompanying notes to the financial statements

BASSETT VENTURES INC.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

1. **NATURE AND CONTINUANCE OF OPERATIONS**

    The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. ("AGI"), was engaged in the business of developing, selling, hosting and supporting project and facility management software. In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

    The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

    As at March 31, 2007, the Company has a working capital of $397,487 and has accumulated losses of $2,096,156. The Company's ability to meet its obligations and maintain operations is contingent upon the Company's ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Accounting

    These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States ("US"). Summarized below are those policies considered particularly significant to the Company.

    Use of Estimates

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

    Equipment

    Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively. Leasehold improvements are amortized on a straight-line basis over six years.

    Asset Retirement Obligations

    The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2006, the Company does not have any asset retirement obligations.

    Stock-Based Compensation

    The Company accounts for stock-based compensation using a fair value-based method.

BASSETT VENTURES INC.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2006, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

3. **DISCONTINUED OPERATIONS**

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transaction as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI's operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorprate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

4. **OIL & GAS PROPERTY**

The Company holds a 30% Working interest in the Alexander prospect, an oil and gas prospect located 75 km northwest of Edmonton, Alberta. Recompletion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

BASSETT VENTURES INC.

Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

5. EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2007 Net Book Value	December 31 2006 Net Book Value
	$	$	$	$
Furniture and fixtures	3,414	798	2,616	2,752
Computer equipment	5,954	3,338	2,616	2,829
Leasehold improvements	2,522	736	1,786	1,892
	11,890	4,872	7,018	7,473

6. RELATED PARTY TRANSACTIONS

March 31,	2007	2006
Management and consulting fees paid to officer and directors of the Company and/or companies controlled by them	$ -	$ 15.000
Amounts included in accounts payable due to companies controlled by/or with common directors of the Company	$ 110,185	$ 114,304

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

7. SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

b)

	Number of Shares	$
Balance, December 31, 2005	4,216,843	1,113,704
Private placements [(1)]	5,000,000	655,376
Balance, December 31, 2006 and March 31, 2007	9,216,843	1,769,080

(1)Net issue costs of $3,091 (2004 – 9,793)

c) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

BASSETT VENTURES INC.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Stated in Canadian dollars)
(Unaudited – Prepared by Management)

7. **SHARE CAPITAL** *(continued)*

The following is a summary of the changes in the Company's outstanding stock options for the quarter ending March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at beginning of year December 31, 2005	414,000	1.12
Expired/Cancelled/Consolidated	(11,667)	1.31
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402.333)	0.96
Outstanding at March 31, 2007	-	-

As at March 31, 2007, there were no options outstanding.

c) Warrants

The following is a summary of Company's outstanding warrants as of March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006 [(1)] and March 31, 2007	5,000,000	0.16

(1) At December 31, 2006 the weighted average remaining life of warrants outstanding is 1.45 years.

8. **SUBSEQUENT EVENTS**

The following has occurred subsequent to the period ending march 31, 2007.

On April 20, 2007 Curt Huber joined the Board of Directors and was appointed President of the Company. Mr. Huber replaced Sokhie Puar who has resigned as president and director.

On May 7, 2007, 1,000,000 warrants were exercised at a price of US$0.12 per share for gross proceeds of US$120,000.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1   **REPORTING ISSUER**

Arris Resources Inc.
1250 West Hastings Street
Vancouver, BC V6E 2M4
Tel: 604-687-0879
Fax: 604-408-9301

ITEM 2   **DATE OF MATERIAL CHANGE**

July 17, 2007

ITEM 3   **NEWS RELEASE**

July 17, 2007

ITEM 4   **SUMMARY OF MATERIAL CHANGE**

Private placement of units.

ITEM 5   **FULL DESCRIPTION OF MATERIAL CHANGE**

The company will conduct a private placement of up to 5,250,000 units at US$0.05 per unit.
Each unit will consist of one common share and one common share purchase warrant. Each
share purchase warrant is exercisable into one additional common share at a price of
US$0.065 per common share for a period of 24 months. The Company may pay a finder's
fee or commission in connection with the private placements.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

N/A

ITEM 7   **OMITTED INFORMATION**

N/A

ITEM 8   **EXECUTIVE OFFICER**

Curt Huber – President, Telephone: 604-685-2542

ITEM 9   **DATE OF REPORT**

Dated at Vancouver, B.C. this 18th day of July, 2007.

ARRIS RESOURCES INC.
1250 West Hastings Street, Vancouver, BC V6E 2V4
Phone: 604-687-0879 Fax: 604-408-9301

Arris Resources Inc. Completes Private Placement

Not for dissemination into the U.S. or to U.S. newswire services

Vancouver, British Columbia, July 31, 2007: Arris Resources Inc. (CNQ: ARIS.U) is pleased to announce that the company has completed its private placement for proceeds of US$262,500. Pursuant to the private placement, the company issued a total of 5,250,000 units at a price of US$0.05 per unit. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065. The proceeds from the private placement will be used to increase working capital. In connection with the sale of the units the company has paid a cash finders fee of $21,000.

For further information please contact:
Curt Huber, President
Tel.: (604) 687-0879
Email: info@arrisresources.com

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation's to be materially different from the results, performance or expectation implied by these forward looking statements.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

ITEM 1   **REPORTING ISSUER**

Arris Resources Inc.
1250 West Hasting Street
Vancouver, British Columbia
V6E 2M4
Tel: (604) 687-0879
Fax: (604) 408-9301

ITEM 2   **DATE OF MATERIAL CHANGE**

July 31, 2007

ITEM 3   **NEWS RELEASE**

July 31, 2007

ITEM 4   **SUMMARY OF MATERIAL CHANGE**

Closing of US$262,500 Private Placement

ITEM 5   **FULL DESCRIPTION OF MATERIAL CHANGE**

Pursuant to the private placement, the company issued a total of 5,250,000 units at a price of US$0.05 per unit. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065.

The proceeds from the private placement will be used to increase working capital. In connection with the sale of the units the company has paid a cash finders fee of $21,000.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102**

N/A

ITEM 7   **OMITTED INFORMATION**

N/A

ITEM 8   **EXECUTIVE OFFICER**

Curt Huber, President
Telephone: 604-685-2542

ITEM 9   **DATE OF REPORT**

Dated at Vancouver, B.C. this 31st day of July, 2007.

"Curt Huber"

Curt Huber, President

exhibit996 July 31, 2007 - MCHR - closed PP.doc